UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 12, 2026

Armin Zerza
Chief Financial Officer
Warner Music Group Corp.
1633 Broadway
New York, NY 10019

Re: Warner Music Group Corp.
Form 10-K for Fiscal Year Ended September 30, 2025
File No. 001-32502

Dear Armin Zerza:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services